

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 8, 2011

<u>Via Facsimile</u>
Mr. John G. Robertson
President and CEO
Reg Technologies Inc.
240-11780 Hammersmith Way
Richmond, British Columbia V7A 5E9, Canada

> **Re:** **Reg Technologies Inc.**
> **Form 20-F for the Fiscal Year Ended April 30, 2010**
> **Filed August 31, 2010 as Amended March 24, 2011**
> **File No. 000-24342**

Dear Mr. Robertson:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief